Exhibit 28.1

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                                                FOR IMMEDIATE RELEASE
                                                OCTOBER 15, 1998
                                                FOR ADDITIONAL INFORMATION
                                                CONTACT:  DARRELL E. BLOCKER
                                                          SR VICE PRESIDENT, CFO
                                                          (219) 356-3311


                         NORTHEAST INDIANA BANCORP, INC.
                        ANNOUNCES THIRD QUARTER EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank, today announced net income of $586,000 ($0.41 per basic share) for the Company's third quarter ended September 30, 1998 compared to net income of $586,000 ($0.38 per basic share) for the third quarter ended September 30, 1997. Net income in dollars remained the same for the comparable third quarters, however, due to successful purchases of treasury shares our quarterly earnings per share increased 9.1% comparing third quarter 1998 to third quarter 1997. The current three months earnings represents an annualized return on average assets (ROA) of 1.14% and a return on average equity (ROE) of 9.11%.

Results for September 30, 1998 year to date showed net interest income at $12.0 million compared to $10.4 million for September 30, 1997 year to date, a 15.4% increase. Net interest margin of 3.59% is based on net interest income divided by average earning assets net of reserves. The net interest margin for September 30, 1998 year to date of 3.59% has decreased compared to the same period 1997 of 3.66%. This decrease is a result of NEIB's efforts to improve ROE using stock buybacks, which have utilized liquid assets resulting in additional borrowings of the Company. Net interest margin is also affected adversely because loan products are being refinanced at lower rates along with new loans during this lower rate environment. Further, due to strong retail loan growth during this twelve month period, the Company was required to take on additional interest bearing liabilities using both FHLB advances and deposits which directly affected the net interest margin ratio. Net income for September 30, 1998 year to date was $1,716,000 (or $1.16 per share) compared to the same period September 30, 1997 net income of $1,602,000 (or $1.02 per share) a $114,000 (or $0.14 per share) increase. ROE for the nine months ended September 30, 1998 was 8.63% compared to 7.96% for the same period 1997, an increase of 0.67% or a 8.4% favorable change. Total assets at September 30, 1998 of $209.3 million compared to September 30, 1997 assets of $177.0 million reflects a 18.2% increase. Shareholder equity at September 30, 1998 was $24.6 million compared to $27.3 million at September 30, 1997. The buybacks of $5.0 million of Treasury stock during that period and dividends paid accounted for the decrease in equity, which leverages the Company's remaining equity and tends to improve return on shareholders' equity.

The current stock repurchase program announced in July 1998 is continuing. Through today NEIB has purchased 122,000 shares of the approximate 164,000 shares authorized by NEIB's board which leaves approximately 42,000 shares that can be purchased from time to time over the next nine months. The book value of NEIB's stock is $16.07 per share as of September 30, 1998 and the last reported trade of the stock in September was at $17.00 per share.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".

                                     -More-
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
                                                      NORTHEAST INDIANA BANCORP
                                             CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                                             (Unaudited)
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                                            CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                ASSETS                                                                September 30,     December 31,
                                                                                                           1998             1997
                                                                                                      ------------     ------------
Interest-earning cash and cash equivalents                                                               7,406,113        3,036,847
Noninterest earning cash and cash equivalents                                                            1,389,449        1,782,839
                                                                                                      ------------     ------------
   Total cash and cash equivalents                                                                       8,795,562        4,819,686
Interest earning deposits in financial institutions                                                        100,000          100,000
Securities available for sale                                                                           13,158,549       14,628,590
Securities held to maturity estimated market value of $529,000 and $756,846 at September 30, 1998
and December 31, 1997                                                                                      528,731          756,846
Loans receivable, net of allowance for loan loss September 30, 1998 $1,393,000 and
December 31, 1997 $1,194,000                                                                           182,224,811      174,538,907
Real estate owned                                                                                             --               --
Accrued interest receivable                                                                                428,629          511,950
Premises and equipment                                                                                   2,142,187        1,964,374
Other assets                                                                                             1,884,014        2,048,244
                                                                                                      ------------     ------------
    Total Assets                                                                                      $209,262,483     $199,368,597
                                                                                                      ============     ============
                  LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                                               129,978,528      107,549,786
Borrowed Funds                                                                                          53,969,918       63,521,682
Accrued interest payable and other liabilities                                                             688,486        1,004,495
                                                                                                      ------------     ------------
    Total Liabilities                                                                                 $184,636,932     $172,075,963
                                                                                                      ------------     ------------

Retained earnings - substantially restricted                                                            24,625,551       27,292,634
                                                                                                      ------------     ------------
    Total Liabilities and Shareholder's Equity                                                        $209,262,483     $199,368,597
                                                                                                      ============     ============
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
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                                                  CONSOLIDATED STATEMENTS OF INCOME

                                                                     Three Months Ended                    Nine Months Ended
                                                                         September 30,                         September 30,
                                                                    1998               1997               1998               1997
                                                                -----------        -----------        -----------        -----------
Total interest income                                             4,052,996          3,703,076         12,044,873         10,442,464
Total interest expense                                            2,298,271          2,063,674          6,762,850          5,758,696
                                                                -----------        -----------        -----------        -----------
   Net interest income                                          $ 1,754,725        $ 1,639,402        $ 5,282,023        $ 4,683,768
                                                                -----------        -----------        -----------        -----------
Provision for loan losses                                            90,000             58,500            270,000            175,500
                                                                -----------        -----------        -----------        -----------
   Net interest income after provision for
   loan losses                                                  $ 1,664,725        $ 1,580,902        $ 5,012,023        $ 4,508,268
                                                                -----------        -----------        -----------        -----------
Total noninterest income                                            187,004            160,899            526,543            431,817
Total noninterest expense without FDIC expense                      884,878            765,529          2,687,062          2,259,175
FDIC expense                                                         18,124             14,392             49,823             40,977
                                                                -----------        -----------        -----------        -----------
   Total noninterest expenses                                       903,002            779,921          2,736,885          2,300,152
                                                                -----------        -----------        -----------        -----------
  Income before income tax expenses                             $   948,727        $   961,880        $ 2,801,681        $ 2,639,933
                                                                -----------        -----------        -----------        -----------
Income tax expenses                                                 362,551            375,478          1,085,274          1,038,162
                                                                -----------        -----------        -----------        -----------
     Net Income                                                 $   586,176        $   586,402        $ 1,716,407        $ 1,601,771
                                                                ===========        ===========        ===========        ===========

                                                SELECTED FINANCIAL DATA

                                                       Three Months Ended                      Nine Months Ended
                                                          September 30                            September 30
                                                    1998                 1997               1998                 1997
                                                    ----                 ----               ----                 ----
Basic Earnings per share                         $  0.41              $  0.38             $ 1.16               $ 1.02
Dilutive Earnings per share                      $  0.40              $  0.37             $ 1.10               $ 1.00
Net interest margin                                 3.53                 3.67               3.59                 3.66
Return on average assets                            1.14%                1.25%              1.13%                1.21%
Return on average equity                            9.11%                8.66%              8.63%                7.96%

                                                        At September 30th
                                                 -----------------------------
Stockholders' equity as a % of total assets        11.77%               13.68%
Book value per share                             $ 16.06              $ 15.83

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